Exhibit (a)(5)(D)

Contact:
NEWS RELEASE	Robert M. Thornton, Jr.
Chief Executive Officer
(770) 933-7004

SunLink Announces Final Results for Odd Lot Tender Offer

ATLANTA, Georgia, March 27, 2013, — SunLink Health Systems, Inc. (NYSE MKT: SSY) today announced the final results of its odd lot tender offer (the “Offer”) which expired at 5:00 P.M., New York City Time, on March 26, 2013. In the Offer, SunLink offered to purchase for cash all of its common shares held by holders of 99 or fewer shares of SunLink as of January 31, 2013 at a purchase price of $1.50 per share. In addition to the $1.50 per share purchase price, SunLink offered each tendering holder of 99 or fewer shares a $100 bonus upon completion of the Offer for properly executed tenders of all shares beneficially owned by such holder which were received and not withdrawn prior to the expiration time of the Offer. The cash bonus was offered on a per holder basis to incentivize odd lot shareholder to tender their shares. The immediate goal of the Offer was to reduce the number of record holders of the Company’s shares to fewer than 300, a required step in taking the Company private.

In accordance with the terms and conditions of the Offer, SunLink has accepted for purchase a total of 2,705 common shares of SunLink tendered by 68 holders pursuant to the Offer. As a result of the completion of the Offer, immediately following payment for the tendered shares, the Company expects that it will have approximately 9,443,334 common shares issued and outstanding and held by approximately 480 stockholders of record.

Because the Offer failed to accomplish the objective of reducing the number of record holders to fewer than 300, SunLink anticipates that it will take further actions to reduce the number of holders of record of the Company’s common shares in order to permit the Company to deregister the common shares with the SEC. As previously disclosed in the Company’s offer to purchase, the Board will likely consider other alternatives to achieve that result, including a further tender offer, a reverse stock split or cash out merger (in which a new corporation is formed to merge with the Company and holders of a limited number of Company shares are cashed out), so long as the Board continues to believe that deregistration remains in the Company’s best interests.

Accordingly, the Company may, in the future, purchase additional shares in tender offers, including a potential follow-on tender offer open to all holders of SunLink shares. Subject to compliance with applicable law, the Company may also purchase shares in the open market subject to market conditions, in private transactions, or otherwise. Any tender offer or other purchases may be on the same or different terms than the terms of the expired odd lot offer including the per share price but exclusive of the bonus. Any possible future purchases by the Company and the timing thereof will depend on many factors, including the market price of the shares, the Company’s business and financial position, its liquidity and capital resources, including its borrowing ability and its compliance or non-compliance under existing loan agreements as well as general economic and market conditions.

The depositary will promptly issue payment for the shares accepted for purchase in accordance with the terms and conditions of the Offer. Shareholders who tendered shares and who have questions may call American Stock Transfer & Trust Company, LLC, the depositary for the Offer, at (718) 921-8317.

Additional Information for Shareholders

This communication is for informational purposes only and is not an offer to purchase SunLink common shares and this communication does not constitute an offer to buy or exchange securities for any purpose. Statements included in this press release which are not historical facts are forward looking statements made based upon management’s expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties.

SunLink Health Systems, Inc. is the parent company of subsidiaries that operate hospitals and related businesses in the Southeast and Midwest, and a specialty pharmacy company in Louisiana. Each hospital is the only hospital in its community and is operated locally with a strategy of linking patients’ needs with dedicated physicians and healthcare professionals to deliver quality efficient medical care. For additional information on SunLink Health Systems, Inc., please visit the company’s website at www.sunlinkhealth.com.

This press release may contain certain statements of a forward-looking nature. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward-looking statements except as required by applicable law. Actual results may vary significantly from these forward-looking statements.

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